SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 6)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


                          ADT Limited
                   (Name of Subject Company)

                    Western Resources, Inc.
                      Westar Capital, Inc.
                           (Bidders)

            Common Stock, Par Value $0.10 Per Share
                 (Title of Class of Securities)

                           000915108
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications
                     on Behalf of Bidders)




                            Copy to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000





This Amendment No.6 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on March 17, 1997 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated March 14, 1997, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(6)      Letter to ADT shareowners mailed on or about April 9, 1997.
(a)(7)      News release/employee update issued on or about April 10, 1997.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                WESTERN RESOURCES, INC.

Date       April 10, 1997                       By   /s/ JERRY D. COURINGTON
                                                         Jerry D. Courington,
                                                         Controller

                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(6)         Letter to ADT shareowners mailed                  1
                 on or about April 9, 1997
(a)(7)            News release/employee update issued                   1
                    on or about April 10, 1997

                                        Exhibit No. (a)(6)

The following letter was mailed to ADT shareowners by Western Resources, Inc. on or about April 9, 1997:


April 9, 1997

Dear ADT Shareowners:

Following the mailing of our Prospectus and Proxy Statement relating to our offer to acquire ADT, on March 17, 1997, ADT management announced that it had entered into a merger agreement with Tyco International Ltd. Since that announcement we have indicated that Western Resources is considering its alternatives and evaluating its rights. As we continue that process, we urge you to consider all relevant information, including the existence of the proposed ADT/Tyco combination, prior to making any decisions with respect to your ADT common shares. We will keep you apprised of further developments.

In the proposed ADT/Tyco combination, each currently outstanding share of Tyco common stock would be converted into the right to receive one new ADT common share, and each currently outstanding ADT common share would be converted into
0.4813 new ADT common shares in a reverse stock split. Following the proposed ADT/Tyco combination, ADT would be renamed "Tyco International Ltd."

The proposed ADT/Tyco combination, which is taxable to Tyco shareholders, is subject to a number of conditions, including the following: (i) the approval of (a) 2/3 of the outstanding shares of Tyco common stock and (b) a majority of the common shares of ADT voting on the transaction; (ii) the availability of pooling of interests accounting treatment; and (iii) regulatory approvals. In addition, in the event that after April 8, 1997, the daily weighted average price per share of Tyco common stock falls below $56.00 for a period of any ten trading days, then either ADT or Tyco has a right to terminate the merger agreement. You should be aware that for each of the five trading days in the week ended April 4, 1997, the daily weighted average price per share of Tyco common stock was below $56.00.

On April 4, 1997, Western Resources announced that the special meeting of Western Resources shareowners, which had been scheduled for April 24, 1997, has been rescheduled for June 17, 1997. At that meeting Western Resources shareowners will vote on the issuance of Western Resources common stock in connection with our proposed acquisition of ADT. Western Resources has also extended until June 17, 1997 the expiration date of our offer to exchange $12.50 in Western Resources common stock and $10.00 in cash for each outstanding ADT common share.

For additional copies of the Prospectus and Proxy Statement relating to Western Resources' offer to acquire ADT, please call (913) 575-1950.

We look forward to your continued support.


Very truly yours,



John E. Hayes, Jr.



        Western Resources (NYSE:WR) is a full-service, diversified energy company with total assets of more than $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers. Through its unregulated subsidiaries, Westar Energy, Westar Security, Westar Capital, and The Wing Group, a full range of energy, security and related products and services are developed and marketed in the continental U.S., and offshore.
        For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.

        This letter is neither an offer nor an exchange nor a solicitation of an offer to exchange shares of common stock of ADT Limited. Such offer is made solely by the Prospectus dated March 14, 1997, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of ADT Limited in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc; Bear, Stearns & Co. Inc; and Chase Securities Inc, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.


























                                        Exhibit No. (a)(7)

The following news release/employee update was issued by Western Resources, Inc. on or about April 10, 1997:

     WESTERN RESOURCES EXTENDS EXPIRATION DATE
     FOR ADT EXCHANGE OFFER TO JUNE 17, 1997

        TOPEKA, Kansas, April 10, 1997 (7:00 am CDT) -- Western Resources announced today that it is extending the expiration date of its exchange offer for all of the outstanding common shares of ADT Limited to June 17, 1997. As of 5 p.m. EDT on April 9, 1997, 51,793 common shares of ADT had been tendered to Western Resources.


     - 30 -


        Western Resources (NYSE:WR) is a full-service, diversified energy company with total assets of more than $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers. Western Resources, through its subsidiary, Westar Security, also is the third-largest monitored security provider, operating in 46 states in the U.S. Through its other unregulated subsidiaries, Westar Energy, Westar Capital, and The Wing Group, a full range of energy and energy-related products and services are developed and marketed in the continental U.S., and offshore.
        For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.

        This news release/employee update is neither an offer nor an exchange nor a solicitation of an offer to exchange shares of common stock of ADT
     Limited. Such offer is made solely by the Prospectus dated March 14, 1997, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of ADT Limited in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc; Bear, Stearns & Co. Inc; and Chase Securities Inc, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.